EXHIBIT 99.2

DANAOS CORPORATION

- and -

DANAOS SHIPPING COMPANY LIMITED

AMENDED AND RESTATED MANAGEMENT AGREEMENT

THIS AMENDED AND RESTATED MANAGEMENT AGREEMENT is made on August 1, 2025,

BY AND BETWEEN:

1.	DANAOS CORPORATION, a company organized and existing under the laws of the Republic of the Marshall Islands (the “Owner”); and
2.	DANAOS SHIPPING COMPANY LIMITED, a company organized and existing under the laws of the Republic of Cyprus (the “Manager”),

and shall be effective and supersede and replace the 2025 Management Agreement (as defined below), as of August 1, 2025.

WHEREAS:

(A)

The Owner has a number of wholly owned subsidiaries identified on Schedule A hereto, as such Schedule A may be amended from time to time (the “Shipowning Subsidiaries”), each of which owns either a containership or a drybulk carrier (the “Vessels”) and certain other direct and indirect subsidiaries identified on Schedule B hereto, as such Schedule B may be amended from time to time (together with the Shipowning Subsidiaries, the “Subsidiaries”).

(B)

The Manager has the benefit of expertise in the containerized cargo vessel industry and in technical and commercial management of containerships and drybulk carriers and administration of shipping companies generally.

(C)

The Owner and the Manager entered into a Management Agreement, made December 16, 2005 and effective July 1, 2005 which was amended on September 18, 2006, as further amended by Addendum No.1 thereto dated February 12, 2009, Addendum No.2 thereto dated February 8, 2010, Addendum No.3 dated December 16, 2011, Addendum No.4 dated December 31, 2012 and Addendum No.5 dated December 16, 2013 and amended and restated as of December 31, 2014, and as further amended and restated as of 1 May 2015 and as further amended and restated as of August 10, 2018 and as further amended on April 1, 2021, and as further amended and restated as of November 10, 2023, and as further amended and restated on 3 February 2025 (hereinafter collectively referred to as the “2025 Management Agreement”) and pursuant to which the Manager has represented the Group (as defined below) in its dealings with third parties and provided technical, commercial, administrative and certain other services to the Group as specified therein in connection with the management and administration of the business of the Group.

(D)

The Owner and the Manager desire to amend and restate the terms and conditions of the 2025 Management Agreement and to adopt this Agreement to supersede and replace the 2025 Management Agreement as the agreement pursuant to which the Manager represents the Group in its dealings with third parties and provides technical, commercial, administrative and certain other services to the Group as specified herein in connection with the management and administration of the business of the Group.

NOW, THEREFORE, THE PARTIES HEREBY AGREE:

1.INTERPRETATION

1.1In this Agreement, unless the context otherwise requires:

“Board of Directors” means the board of directors of the Owner as the same may be constituted from time to time.

“Business Days” means a day (excluding Saturdays and Sundays) on which banks are open for business in Athens, Greece; London, United Kingdom; Cyprus; and New York, United States.

“Change of Control Release” shall bear the meaning given to it in the Restrictive Covenant Agreement.

“Containership” means any ocean-going vessel that is intended to be used primarily to transport containers or is being used to primarily transport containers.

“Drybulk Carrier” means any ocean-going vessel that is intended to be used primarily to transport non-liquid cargoes of commodities shipped in an unpackaged state.

“Executive Officers” means the Chief Executive Officer and the President, the Chief Operating Officer, the Chief Financial Officer and the Chief Commercial Officer of the Owner and/or such other officers that may be agreed by the parties thereto after the date of this Agreement from time to time.

“Group” means, at any time, the Owner and the Subsidiaries at such time taking into account the Schedule A and Schedule B in effect at such time and “member of the Group” shall be construed accordingly.

“ISM Code” means the International Management Code for the Safe Operation of Ships and for Pollution Prevention as adopted by the International Maritime Organization (IMO) by resolution A.741(18) or any subsequent amendment thereto.

“Newbuilding” means a new ship under construction or just completed.

“STCW 95” means the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto.

1.2	The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.

1.3All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successors and assigns.

1.4In the event of any conflict between this Agreement and any Shipmanagement Agreement (as defined below), the provisions of this Agreement shall prevail.

1.5	Unless otherwise specified, all references to money refer to the legal currency of the United States of America.
1.6	Unless the context otherwise requires, words in the singular include the plural and vice versa.

2.APPOINTMENT

2.1	The Manager is hereby appointed by the Owner as the technical and administrative manager of the Group and hereby accepts such appointment on the terms and conditions of this Agreement.
2.2

With effect from the date hereof and continuing unless and until terminated as provided herein, the Owner hereby appoints the Manager and the Manager hereby agrees to act as the Manager of each Vessel.

2.3

The Manager undertakes to use its best endeavors to provide the Crewing & Technical Services specified in Section 5 of this Agreement and the General Services specified in Section 6 of this Agreement, on behalf of the Owner in accordance with sound ship management practice.

2.4	The Manager may, with the consent of the Owner, appoint any person or entity (a “Submanager”) at any time throughout the duration of this Agreement to discharge any of the Manager’s duties.
2.5

The Manager covenants with the Owner to ensure that each Submanager shall at all times properly exercise and perform the powers, rights and duties so conferred on it. The Manager’s power to delegate performance of any provision of this Agreement hereunder is without prejudice to the Manager’s liability to the Owner to perform such Agreement with the intention that the Manager shall remain responsible to the Owner for the due and timely performance of all duties and responsibilities of the Manager hereunder.

3.THE OWNER’S GENERAL OBLIGATIONS

3.1

The Owner shall notify the Manager as soon as possible of any change in the Group as a result of the purchase of any Vessel or Newbuilding, the sale of any Vessel, the purchase or sale of any direct or indirect subsidiary, the creation or divestiture of any subsidiary, or any other structural change and shall promptly amend Schedule A and Schedule B hereto, as applicable, to be reflective of any such change. Such amended Schedule A or Schedule B shall be effective on any such day as mutually agreed by the Owner and the Manager, which date shall be no later than five calendar days after delivery of such amended Schedule A or Schedule B to the Manager by the Owner.

4.THE MANAGER’S GENERAL OBLIGATIONS

4.1	The Manager shall, on behalf of the Group, attend to the day-to-day management of the Vessels in accordance with sound shipping industry standards.
4.2

In the exercise of its duties hereunder, the Manager shall act fully in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it by the Group and serve the Group faithfully and diligently in the performance of this Agreement, exercising all due care, loyalty, skill and diligence to carry out its duties under this Agreement according to sound shipping industry standards.

4.3

For each Vessel now or hereinafter owned by any member of the Group, the Owner shall cause each Subsidiary to enter with the Manager into a contract substantially in the form attached hereto as Appendix I (each a “Shipmanagement Agreement” and collectively the “Shipmanagement Agreements”), with such alterations and additions as are appropriate (provided, that any alterations or additions which materially vary from such form shall require the approval of the Board of Directors of the Owner), and the Manager shall act and do all and/or any of the following acts or things described in this Agreement and each Shipmanagement Agreement in the name and/or on behalf of the Owner and/or its Subsidiaries in all parts of the world directly or through its agents.

4.4

For each Vessel sold or scrapped by any Subsidiary, the Owner shall cause each such Subsidiary to terminate promptly thereafter its applicable Shipmanagement Agreement with the Manager and the Manager agrees to terminate promptly such Shipmanagement Agreement accordingly. Upon expiry of this Agreement, the Manager shall continue to handle all outstanding matters relating to the sale or scrapping of the Group’s Vessels for as long as the Owner requires and in such case the management fee will be reduced by two-thirds (2/3) for the period following the expiry of this Agreement.

4.5

The Manager acknowledges that the services it will provide pursuant to the Shipmanagement Agreements are not limited to the services described in such agreements and are instead as set forth in this Agreement.

4.6	In the performance of this Agreement, the Manager shall protect the interests of the Group in all matters directly or indirectly relating to the Vessels.
4.7	The Manager shall ensure that all material property of the Group is clearly identified as such, held separately from the property of the Manager and, where applicable, in safe custody.
4.8	The Manager shall ensure that adequate manpower is employed by it to perform its obligations under this Agreement.

4.9

During the term hereof (as provided in Section 11.1 of this Agreement), the Manager shall provide the Crewing & Technical Services and the General Services, which are incidental and ancillary to the Crewing & Technical Services, to the Group, subject always to the objectives and policies of the Owner and each applicable member of the Group, in each case, as established from time to time by their authorized representative and notified to the Manager.

4.10

Notwithstanding anything to the contrary contained in this Agreement or the Shipmanagement Agreements, the Manager agrees that any and all decisions of a material nature relating to the Owner, any Subsidiary or any Vessel shall be reserved to the Owner, such decisions including, but not being limited to:

(a)	the purchase and/or sale of shares in a company or other assets of a material nature;
(b)	the purchase or formation of subsidiaries;
(c)	the entry into guarantees or loans or other forms of financing and any and all financial undertakings and commitments connected therewith;
(d)	the entry into and/or termination or amendment of any contractual relationships; and
(e)	the presentation, negotiation, settlement, prosecution or defense of any claim, demand or petition for an amount exceeding $250,000 or its equivalent.
4.11

During the term hereof, the Manager shall do all in its power to promote the business of the Group in accordance with the directions of the authorized representative of the respective member of the Group and shall at all times use its best efforts in all respects to conform to and comply with the lawful directions, regulations and recommendations made by such authorized representative, and in the absence of any specific directions, regulations and recommendations as aforesaid and subject to the terms and conditions of this Agreement, shall provide general administrative and advisory services in connection with the management of the business of the Group.

4.12

The Manager, in the performance of its responsibilities under this Agreement, shall be entitled to have regard to its overall responsibilities in relation to the management of its clients, which, until the occurrence of a Change of Control Release, shall be restricted to the Group, and in particular, without prejudice to the generality of the foregoing, the Manager shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Manager considers to be fair and reasonable, subject always to the discretion of any Executive Officer or other authorized representative of the Owner.

4.13

The Manager, in the performance of its responsibilities under this Agreement, shall ensure that any purchases of products or services from any affiliates, any Submanager or any other related entity shall be on terms no less favorable to the Manager than the market prices for products or services that the Manager could obtain on an arm’s-length basis from unrelated third parties.

4.14

During the term hereof, the Manager agrees that, subject to Section 4.15 below and other than as provided in this Section 4.14, it will provide the services in this Agreement to the Group on an exclusive basis and it will not provide any Crewing & Technical Services or other general services contemplated herein to any entity without receiving the prior written approval of the Owner, other than:

(a)	the Owner and each Subsidiary;
(b)

any entity or vessel directly or indirectly owned or controlled, in whole or in part, or operated by John Coustas, Danaos Investment Limited as the Trustee for the 883 Trust (the “Coustas Trust”), Protector Holdings Inc. or Seasonal Maritime Corporation (collectively, the “Coustas Entities”) (or any (i) current or future beneficiaries of the Coustas Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities); provided, that, any such direct or indirect interest in any (x) Drybulk Carrier or Containership of larger than 2,500 TEU or (y) entity owning a Drybulk Carrier or a Containership of larger than 2,500 TEU, shall have been acquired in accordance with Section 3 of the Restrictive Covenant Agreement by and between the Owner and each of the Coustas Entities and attached hereto as Appendix III (the “Restrictive Covenant Agreement”); and

(c)	Palmosa Shipping Corporation and its subsidiaries.

For the avoidance of doubt, nothing in this Section 4.14 shall be construed to restrict the Manager from providing any Crewing & Technical Services or other general services contemplated herein to any entity or vessel directly or indirectly owned or controlled, in whole or in part, or operated by any Coustas Entity (or any (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities), other than Containerships of larger than 2,500 TEUs or Drybulk Carriers or any entity or business involved in shipping sectors other than Containerships of larger than 2,500 TEUs or Drybulk Carriers (which can be provided services in accordance with the terms of this Section 4.14).

4.15The Manager’s obligations contained in Section 4.14 above shall cease to apply with immediate effect upon the occurrence of a Change of Control Release.

4.16

The Manager shall at all times maintain and keep true and correct accounts and shall make the same available for inspection and auditing by the Owner or any Subsidiary at such times as may be mutually agreed.

4.17	The Manager agrees that the Owner shall have the right at any time to inspect any Vessel for any reason the Owner considers necessary.
4.18

Where the Manager is providing technical management services in accordance with Section 5.2, the Manager shall procure that the requirements of the law of the flag of each Vessel are satisfied and the Manager shall in particular be deemed to be the “Company” as defined by the ISM Code, assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code when applicable.

5.CREWING & TECHNICAL SERVICES

(Crew and Technical Services, collectively referred to herein as the “Crewing & Technical Services”)

5.1	CREW SERVICES

The Manager shall provide a suitably qualified crew and related services for each of the Vessels as required by each applicable member of the Group in accordance with the STCW 95 requirements including the following:

(a)	selecting and engaging the Vessel’s crew, including payroll arrangements, pension administration;
(b)

ensuring that the laws of the flag of each Vessel and all places where each Vessel trades are satisfied in respect of manning levels, rank, qualification and certification of the crew and employment regulations, including statutory withholding tax requirements, social insurance requirements, discipline and other requirements;

(c)

ensuring that all members of the crew have passed a medical examination with a qualified doctor certifying that they are fit for the duties for which they are engaged and are in possession of valid medical certificates issued in accordance with appropriate flag state requirements and, in the absence of applicable flag state requirements, the medical certificate shall be dated not more than three months prior to the respective crew members leaving their country of domicile and shall be maintained for the duration of their service on board the Vessel;

(d)	ensuring that the crew shall have a command of the English language of a sufficient standard to enable them to perform their duties safely;

(e)	arranging the transportation of the crew, including repatriation, board and lodging as and when required at rates and types of accommodations as customary in the industry;
(f)	training of the crew and supervising their efficiency;
(g)

keeping and maintaining full and complete records of any labor agreements which may be entered into with the crew and reporting to the Owner reasonably promptly after notice or knowledge thereof is received of any change or proposed change in labor agreements or other regulations relating to the crew and conducting union negotiations;

(h)

supervising discipline, discharge, and other terms of employment including administering the Owner’s and the Manager’s drug and alcohol policy in respect of the crew and enforcing appropriate standing orders;

(i)

handling all details and negotiating the settlement of any and all claims of the crew, including but not limited to those arising out of accidents, sickness or death, loss of personal effects, disputes under articles or contracts of enlistment, covers and fines;

(j)

ensuring that any concerns of any customer with respect to the master or any of the officers or other crew are appropriately investigated in a timely manner, communicating the results of such investigations to the Owner and if appropriate the customer, and if such concerns are well-founded, ensuring that any appropriate remedial actions are taken without delay;

(k)

keeping and maintaining all administrative and financial records relating to the crew as required by any law and any labor or collective agreements of the Owner, and rendering to the Owner any and all reports; and

(l)	performing any other function in connection with the crew as may be requested by the Owner or necessary for the management of the business.
5.2	TECHNICAL SERVICES

The Manager shall provide for all technical management services necessary for the operation of each Vessel, which include, but are not limited to, the following functions:

(a)	providing competent personnel to supervise the maintenance and general efficiency of each Vessel;
(b)

arranging and supervising dry-dockings, repairs, alterations and upkeep of the Vessels to the standards required by the Group to ensure that each Vessel will comply with all requirements and recommendations of the classification society and with the laws and regulations of the country of registry of each Vessel and of the places where each Vessel trades;

(c)	arranging and purchasing the supply of necessary provisions, stores, spares, lubricating oil supplies and equipment for each Vessel;
(d)

appointing and paying surveyors and technical consultants and other support for each Vessel as the Manager may consider from time to time to be necessary and arranging surveys associated with the commercial operation of each Vessel;

(e)

developing, implementing and maintaining a Safety Management System (SMS) in accordance with the ISM Code and system security in accordance with ISPS Code for both the Manager and each of the Vessels under management;

(f)

providing, at the request of the Owner, all documentation and records related to the Safety Management System (SMS) and/or the Crew, which the Owner needs in order to demonstrate compliance with the ISM Code and STCW 95 or to defend a claim against a third party;

(g)

arranging for the payment of all ordinary charges incurred in connection with the management of each Vessel, including, but not limited to, all canal tolls, port charges, any amounts due to any governmental authority with respect to the crew and all duties and taxes in respect of cargo or freight (whether levied against the Vessel, the Owner or the Group) and arranging for, and arranging payment for, any and all material licenses, permits, franchises, registrations and similar authorizations of any governmental authority which are necessary and used in the operation of the Vessels;

(h)	procuring and arranging for port entrance and clearance, pilots, Vessel agents, consular approvals and other services necessary or desirable for the management and safe operation of each Vessel;
(i)

performing all usual and customary duties concerned with the loading and discharging of cargoes at all ports including providing technical and shore- side support for the Vessels, handling of each Vessel while in ports or transiting canals and arranging for the prompt dispatch of each Vessel from loading and discharge ports in accordance with any instructions and for transit through canals;

(j)	reporting to the Owner of each Vessel’s movement, position at sea, arrival and departure dates, major casualties and damages received or caused by each Vessel;
(k)	informing the Group promptly of any major release or discharge of oil or other hazardous material not in compliance with any laws;
(l)	maintaining each Vessel in such condition as to be acceptable to major charterers’ vetting standards, if required;

(m)	providing the Owner with a copy of any Vessel inspection reports, valuations, surveys, and other similar reports prepared by ship brokers, valuators, surveyors, and classification societies; and
(n)	arranging for employment of counsel and the investigation, follow-up and negotiating of the settlement of all claims arising in connection with the operation of each Vessel.
5.3	FEES AND EXPENSES FOR CREWING & TECHNICAL SERVICES

In consideration of the Manager providing the above Crewing & Technical Services to the Group, the Owner shall pay the Manager the following fees:

(a)

a fixed Vessel management fee of US$950 per day per Vessel for the remainder of calendar year 2025 and US$1,100 per day per Vessel as of 1 January 2026 other than those described in 5.3(b) below, payable monthly in arrears (pro-rated for the number of days that the Owner (or any Subsidiary) owns or charters-in each Vessel during each month);

(b)

a fixed Vessel management fee of US$475 per day per Vessel for the remainder of calendar year 2025 and US$550 per day per Vessel as of 1 January 2026 on a bareboat charter, payable monthly in arrears (pro-rated for the number of days that the Owner (or any Subsidiary) owns or charters-in each Vessel during each month);

(c)	a fixed management fee of US$2,000,000 per annum for calendar year 2025 and US$2,500,000 per annum as of 1 January 2026 payable quarterly in arrears;
(d)	100,000 shares of common stock of the Owner payable in the fourth quarter of each calendar year;
(e)

a flat fee of US$850,000 for the services by the Manager set forth in the form of Supervision Agreement attached in Appendix II hereto with respect to each Newbuilding of the Owner or any Subsidiary, for which the final delivery to the Owner or Subsidiary, as applicable, has not occurred prior to the effective date of this Agreement, payable in four equal installments on the key event days in accordance with the applicable shipbuilding contract, namely steel cutting, keel laying, launching and delivery to the Owner or Subsidiary, as applicable.

(the fees in clauses (a) through (e) of this Section 5.3 being collectively referred to herein as the “Crewing & Technical Management Fee”).

(f)

The Crewing & Technical Management Fee does not include any out of pocket expenses (e.g. travelling, accommodation or other expenses of similar nature) of the Manager’s employees in relation to drydockings or other visits to Vessels related to repair and maintenance. Such costs will be paid and expensed by the Owner over and above the Crewing & Technical Management Fee.

(g)

In addition to providing the Crewing & Technical Services in exchange for the Crewing & Technical Management Fee, the Manager shall, at no cost to any member of the Group, provide its office accommodation, office staff (including secretarial, accounting and administrative assistance), facilities and stationery, and shall pay for all printing, postage, domestic telephone and all other usual office expenses incurred by it as the Manager in or about the provision of the Crewing & Technical Services.

(h)

The Manager hereby acknowledges that it will provide the Crewing & Technical Services to the Group in Section 5 above at its own cost in exchange for the Crewing & Technical Management Fee and other fees it receives under this Section 5, and shall pay for all of its own expenses and costs incurred by it as the Manager in providing such Crewing & Technical Services (other than as set forth in Section 5.3(f) above).

6.GENERAL SERVICES

(General, Administrative & Insurance Services, collectively referred to herein as the “General Services”)

6.1	GENERAL SERVICES

The Manager shall provide general services to the Group, which are incidental and ancillary to the Crewing & Technical Services and include, but are not limited to, the following functions:

(a)

performing class records review and physical inspections and, at the request of the Owner, making recommendations to the Owner with respect to any additional vessel being considered for purchase by the Owner;

(b)	at the request and under the direction of the Owner, certain administrative services in connection with the purchase or sale of a Vessel by the Owner or any member of the Group;
(c)	at the request of the Owner, certain services in connection with the Owner or any Subsidiary taking physical delivery of a Vessel; and
(d)	at the request of the Owner, performing any other functions necessary to assist the Owner with any Vessel sale or purchase or Newbuilding.
(e)

furnishing the crew of each Vessel with appropriate voyage instructions and monitoring voyage performance while using best efforts to achieve the most economical, efficient and quick dispatch of each Vessel between ports and at ports and terminals;

(f)	appointing agents;

(g)	appointing stevedores;
(h)	arranging surveys associated with the commercial operation of the Vessel;
(i)	using due diligence to ensure that each Vessel will be employed between safe ports, safe anchorages and safe berths, so far as this can be established by exercising due diligence;
(j)	arranging the scheduling of each Vessel according to the terms of the Vessel’s employment;
(k)

carrying out all necessary communications with shippers, charterers and others involved with the receiving and handling of each Vessel at the loading and discharging ports, including sending any notices required under the terms of the Vessels’ employment;

(l)

preparing, issuing or causing to be issued to shippers the customary freight contracts, cargo receipts, bills of lading, shippers’ customary bills or other documents required under the terms of the Vessels’ employment;

(m)

invoicing on behalf of the Owner all freights and other sums due to the Owner and accounts receivables arising from the operation of the Vessels, making any and all claims for moneys due to the Owner and issuing releases upon receipt of payment or settlement of such claims; and

(n)	preparing off-hire statements and/or hire statements including obtaining port documents and expense supports necessary for such calculation.
6.2	ADMINISTRATIVE SERVICES

The Manager shall provide certain general administrative services to the Group, including the following:

(a)

keeping all books and records of things done and transactions performed on behalf of any member of the Group as it may require from time to time, including liaising with accountants, lawyers and other professional advisors;

(b)	except as otherwise contemplated herein, representing any member of the Group generally in its dealings and relations with third parties;
(c)

maintaining the general ledgers of the Group, reconciliation of the Group’s bank accounts, preparation of periodic financial statements, including those required for governmental and regulatory or self- regulatory agency filings and reports to shareholders, and the provision of related data processing services;

(d)

providing assistance in the preparation of periodic and other reports, proxy statements, registration statements and other documents and reports required by applicable law or the rules of any securities exchange or inter- dealer quotation system on which the securities of the Owner or any member of the Group may be listed or quoted;

(e)

preparing and providing all audited financial statements and tax returns required by any law or regulatory authority and developing, maintaining and monitoring internal audit controls, disclosure controls and information technology for the Group;

(f)

preparing reports concerning the performance of the services hereunder and the performance of third parties with whom any member of the Group has contractual relationships and furnishing advice and recommendations with respect to all aspects of the business affairs of such member of the Group;

(g)

providing all legal services to ensure the Group is in compliance with all laws, including all relevant securities laws, and ensuring that the Group owns or possesses all licenses, patents, copyrights and trademarks which are necessary and used in the operation of its business;

(h)

providing for the presentation, negotiation, settlement, prosecution or defense of any claim, demand or petition on behalf of any member of the Group arising in connection with the business of any member of the Group for an amount not exceeding $250,000 or its equivalent, including the pursuit by any member of the Group of any rights of indemnification or reimbursement;

(i)

providing assistance and advice to the Group with respect to financing, including the monitoring and administration of the compliance with any applicable financing terms and conditions in effect with investors, banks or other financial institutions;

(j)

assisting with arranging board meetings, director accommodation and travel for board meetings, and preparing meeting materials and detailed papers and agendas for scheduled meetings of the Board of Directors or any company in the Group (and any and all committees thereof) that, where applicable, contain such information as is reasonably available to the Manager to enable the Board of Directors (and any such committees) to base their opinion;

(k)

preparing or causing to be prepared reports to be considered by the Board of Directors (or any applicable committee thereof) in accordance with the Group’s internal policies and procedures on any acquisition, investment or sale of any part of the business;

(l)	administering payroll services, benefits and directors fees, as applicable, for any employee, officer or director of the Group;
(m)

handling all administrative and clerical matters in respect of (i) the calling and arrangement of all annual and/or special meetings of shareholders, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to the Owner in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Owner has full opportunity to review, approve, execute and return them to the Manager for filing or mailing or other disposition as the Owner may require or direct;

(n)	providing, at the request and under the direction of the Owner, such communications to the transfer agent for the Owner’s securities as may be necessary or desirable;
(o)

providing any such other administrative services as the Owner, the authorized Executive Officers or any other representative the Owner may request and the Manager may agree to provide from time to time.

6.3	INSURANCE

The Manager shall arrange such insurances as the Owner shall have instructed and agreed upon, including the following:

(a)

providing and purchasing hull and machinery insurance (including crew negligence), excess liabilities insurance, protection and indemnity insurance including pollution risk insurance (entered for each Vessel’s full gross tonnage), crew insurance and war insurance;

(b)

providing and purchasing all other insurances for each Vessel in accordance with the best practices of prudent owners of vessels of a similar type to each Vessel in amounts and on terms that are in accordance with industry practice;

(c)	providing the Owner with a copy of any Vessel insurance claims and any reports prepared by insurers; and
(d)	ensuring all premiums and calls on the Owner’s insurance are paid in a timely fashion.
6.4	EU EMISSIONS TRADING SCHEME

In this Section 6.4, unless the context otherwise requires:

“Calendar Year” means the twelve (12)-month period running from January 1 through December 31.

“Compliance Period Deadline” means any deadline for the surrender of Emission Allowances and, in relation to the EU ETS means 30 September 2025 and every 30 September thereafter (but as such date may be amended from time to time) which is the deadline for the surrender of Emission Allowances by the Owners pursuant to the EU ETS.

“Emission Allowances” means an allowance, credit, quota, permit or equivalent, representing a right of a vessel to emit a specified quantity of greenhouse gas emissions recognised by the Emission Scheme.

“Emission Data” means data and records of the Vessel’s emissions in the form and manner necessary to calculate its Emission Allowances.

“Emission Scheme” means a greenhouse gas emissions trading scheme which for the purposes of this Clause shall include the European Union Emissions Trading System and any other similar systems imposed by applicable lawful authorities that regulate the issuance, allocation, trading or surrendering of Emission Allowances.

“Emissions Trading Scheme” or “EU ETS” means the European Union Emissions Trading System specifically applicable to shipping pursuant to a legislative resolution dated 20 April 2023 amending European Directive 2003/87/EC.

“Month” means the period beginning on the first day of the calendar month and ending immediately prior to the commencement of the first day of the next calendar month.

“Responsible Entity” means the party responsible for compliance under any Emission Scheme(s) applicable to the Vessel by law and/or regulation.

(a)

The Manager is appointed as the Responsible Entity under any Emission Scheme(s) applicable to the Vessel(s), or shall (as the case may be) assume that responsibility by agreement between the Parties in accordance with such Emission Scheme(s).

(b)

The Manager shall provide the Owner with Emission Data applicable to the Vessel(s) at regular intervals as may from time to time be agreed between the Parties. Such Emission Data shall be verified by an accredited verifier, where applicable, and if required by Owner audited by an independent party approved by them, at the Owner’s expense together with the calculation of the Emission Allowances required.

(c)	The Manager shall monitor and report Emission Data to the administering authority in accordance with the Emission Scheme(s) applicable to the Vessel(s).
(d)

The Manager shall on such day as the parties may agree of each Month prepare and present to the Owner, in writing, the Vessel’s actual emissions under each Emission Scheme applicable to the Vessel(s) for the immediately preceding Month. Such Emission Allowances or such other number of Emission Allowances as the Parties may agree shall, at the option of the Owner and in any case no later than the Compliance Period Deadline, either (a) be received by the Manager from or on behalf of the Owner, or (b) purchased by the Manager from a market of its choice in which case the Owner undertakes to reimburse the Manager for any and all costs associated with such purchase within 10 (ten) days after receipt by the Owner of the Manager’s written request.

(e)

No later than the 15th April of every Calendar Year, the Manager shall prepare and present to the Owner, in writing, the Vessel’s actual emissions under each Emission Scheme and the corresponding Emission Allowances applicable to the Vessel(s) for the immediately preceding Calendar Year verified by an accredited verifier. Such Emission Allowances or such other number of Emission Allowances as the Parties may agree shall, at the option of the Owner and in any case no later than the Compliance Period Deadline, either (i) be received by the Manager from or on behalf of the Owner, or (ii) purchased by the Manager from a market of its choice in which case the Owner undertakes to reimburse the Manager for any and all costs associated with such purchase within 10 (ten) days after receipt by the Owner of the Manager’s written request.

(f)

No later than fourteen (14) days prior to termination of this Agreement, the Manager shall prepare and present to the Owner, in writing, their estimates of the Emission Allowances due for the Vessel(s) for the final month or part thereof, except that where the Agreement is terminated in circumstances which do not allow the Manager fourteen (14) days’ time the Manager shall notify the Owner of said Emission Allowances as soon as possible. Within ten (10) days of such notification, but not later than the termination of the Agreement, the Emission Allowances notified by the Manager shall be transferred by or on behalf of the Owner to the Manager.

(g)

Any difference between the Emission Allowances estimated according to subclause (f) above and the Emission Allowances actually due according to the Emission Scheme(s) applicable to the Vessel(s) as at the time and date of termination of this Agreement, shall be reconciled and settled between the Parties within ten (10) days.

(h)

The Parties may agree to financial security for the Owner’s obligations under sub clause (e), (f) and (g) above. In any event, the Owner shall ensure that the Manager is (a) provided with the Emission Allowances required and (b) reimbursed for any and all costs associated with the purchase by the Manager of such Emission Allowances as the Parties may from time to time agree and in both cases, in a timely manner to fulfil their obligations under the applicable Emission Scheme(s).

(i)

The Manager shall surrender the Emission Allowances in accordance with the Emission Scheme(s) applicable to the Vessel(s), subject always to the Owner being and remaining responsible for providing such

Emission Allowances to the Manager or as the case may be reimbursing the Manager for any costs associated with the purchase by the Manager of Emission Allowances.

(j)

Any Emission Allowances or financial security transferred by or on behalf of the Owner to the Manager under this Section 6.4 shall be held to the credit of the Owner separately until surrendered to the administering authority of the Emission Scheme(s) applicable to the Vessel(s).

(k)

The Owner shall pay to the Manager a fee of US $1 per Emission Allowance required to be surrendered by the Responsible Entity under the EU ETS or any other applicable Emission Scheme in any Calendar Year.

6.5	FuelEU Maritime Clause

Notwithstanding any other provision under this Agreement, the Owner and the Manager (the “Parties”) hereby agree as follows:

“Compliance Balance” means the measure of the Vessel’s over- or under-compliance with regard to the limits of the yearly average GHG Intensity of the energy used on board by the Vessel during Voyages within the scope of FuelEU Maritime, which is calculated in accordance with Part A of Annex IV of FuelEU Maritime.

“Compliance Balance Statement” means the information and calculations for a Reporting Period, and including (without limitation) the Compliance Balance, as calculated and recorded by the Verifier as set out at Article 16(4) and Article 26 of Implementing Regulation 2024/2027.

“FuelEU Database” means any electronic database for the monitoring and recording of compliance with FuelEU Maritime established by the European Commission.

“FuelEU Document of Compliance” means the document issued by a Verifier or, where applicable, the competent authority of the administering State, confirming that the Vessel has complied with FuelEU Maritime for the applicable Reporting Period.

“FuelEU Maritime” means Regulation (EU) 2023/1805 of the European Parliament and of the Council, governing the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/16/EC as amended from time to time, including all implementing acts and delegated acts and regulations.

“FuelEU Monitoring Plan” means the Vessel’s monitoring plan in accordance with FuelEU Maritime.

“FuelEU Penalty” means the penalty in respect of a Reporting Period calculated in accordance with FuelEU Maritime taking into account, where applicable under this Clause, any multiplier as set out in Article 23(2).

“FuelEU Report” means a report as referred to in Article 15(3) submitted in respect of the Vessel and recorded in the FuelEU Database.

“FuelEU Services” means the services provided by the Manager to the Owner under this Clause in performance of the Agreement.

“FuelEU Verification Report” means a verification report as referred to in Article 16 in respect of either a FuelEU Report or Partial FuelEU Report which has been issued by the Verifier and recorded in the FuelEU Database.

“GHG Intensity” means the amount of GHG emissions per megajoule (MJ) of the fuels and energy, expressed in grams of CO2 equivalent units (gCO2eq/MJ), used on board the Vessel under the scope of FuelEU Maritime, calculated in accordance with the methodology set out in Annex I of FuelEU Maritime.

“Partial FuelEU Report” means a report for a Partial Reporting Period as referred to in Article 15(4) submitted in respect of the Vessel and recorded in the FuelEU Database.

“Partial Reporting Period” means a part of a Reporting Period where there is a change in the company (as defined in FuelEU Maritime) during the same calendar year.

“Pool Verifier” means the legal entity carrying out verification activities and accredited in accordance with FuelEU Maritime which has been selected to verify the allocation of the total pool compliance balances in a pool including the Vessel, and which might not be the Verifier.

“Reporting Period” means a period from 1 January to 31 December of the year during which information referred to in FuelEU Maritime is monitored and recorded.

“Verification Period” means the calendar year following a Reporting Period.

“Verified Compliance Balance” means the Compliance Balance verified by the Verifier (and the Pool Verifier, as applicable) and recorded in the FuelEU Database in respect of a Reporting Period after accounting for the application (as applicable) of the banking of the Vessel’s compliance surplus or borrowing of an advance compliance surplus between Reporting Periods under Article 20 or the pooling of the Compliance Balance under Article 21.

“Verifier” means the legal entity carrying out verification activities and accredited in accordance with FuelEU Maritime which has been mutually agreed between the Owner and the Manager to verify the relevant information and data of the Vessel relevant to the FuelEU Database and produce the FuelEU

Verification Reports, Compliance Balance Statement and the Verified Compliance Balance (other than in respect of pooling).

“Voyage” means a voyage as defined in Article 3, point (c), of Regulation (EU) 2015/757.

Unless specified otherwise, references to Articles and Annexes in this Clause 6.5 are to those provided for in FuelEU Maritime.

(a)

The Parties acknowledge that each Vessel is required to comply with FuelEU Maritime and that the Manager (or the Manager’s nominee) shall be the responsible compliance entity for each such in accordance with FuelEU Maritime.

(b)

Where delivery occurs after 1 January 2025, the Owner shall, by no later than ten (10) days prior to delivery, provide the Manager with estimates of all relevant underlying information and data to be contained in a Partial FuelEU Report (where applicable) which shall be complete to the best of the Owner’s aknowledgement together with any relevant information recorded in the FuelEU Database including the previous two Reporting Periods (where applicable).  Thereafter, the Owner shall provide to the Manager a copy of the Partial FuelEU Report no later than one month after delivery and the corresponding FuelEU Verification Report together with any supporting information, verification assessment(s), data and documentation latest seven (7) days after receipt from the Verifier.

(c)

In consultation with the Owner, the Manager shall prepare and submit a FuelEU Monitoring Plan for the Verifier’s approval.  The Manager shall review the FuelEU Monitoring Plan regularly and if necessary, update and/or modify it. The Owner shall promptly notify the Manager if any fuels or energy to be supplied to the Vessel are not reflected in the FuelEU Monitoring Plan following which the Manager shall promptly seek to update and/or modify and re-submit  the FuelEU Monitoring Plan to the Verifier for approval.

(d)

The Owner shall provide to the Manager: (i)  bunker delivery notes (BDNs) and electricity delivery notes (EDNs) for fuels and energy supplied to the Vessel; and if applicable, (ii) any associated documentation and/or certification recognised under FuelEU Maritime to the satisfaction of the Verifier in order to meet the sustainability and GHG emissions saving criteria set out under FuelEU Maritime and to obtain any benefit when applying the emission factors set out in Annex II and calculating the GHG Intensity. The Manager shall be entitled to rely on and accept no responsibility for the accuracy of the data and information recorded in any of the BDNs, EDNs and in any associated documentation and/or certification which are to be submitted to the Verifier as well as for the Owner’s failure to supply the same.

(e)	The Manager shall on a monthly basis provide to the Owner, together with all supporting calculations, the estimates of:

(i)	the aggregated Compliance Balance of the applicable Vessel incurred in the then current Reporting Period; and
(ii)	upon request, the projected aggregated Compliance Balance taking into account any banked compliance surplus or advance compliance surplus borrowed from a previous Reporting Period based on information and documentation available at that point in time. Any estimates of the aggregated Compliance Balance as set out in subclause (e)(i) shall be validated by a third party if required by the Owner at their expense.

(f)

The Manager shall continuously monitor and record the Vessel’s GHG Intensity and all other relevant information and data required under FuelEU Maritime during a Reporting Period and shall promptly provide the Verifier with a FuelEU Report (or, where applicable, a Partial FuelEU Report) in accordance with FuelEU Maritime together with all supporting documents and information as requested by the Verifier.

(g)

The Manager shall promptly notify the Owner of the outcome of the verification of the FuelEU Report (or, where applicable, a Partial FuelEU Report) by the Verifier and provide the Owner with a copy of the FuelEU Verification Report together with the Compliance Balance Statement when available.

(h)

Where this Agreement is terminated, the Manager shall, by no later than ten (10) days prior to the applicable Vessel’s date of redelivery, provide the Owner upon request with estimates of the underlying information and data to be contained in a Partial FuelEU Report together with any relevant information recorded on the FuelEU Database.  Thereafter, the Manager shall provide to the Owner a copy of the Partial FuelEU Report no later than one month after redelivery and the corresponding FuelEU Verification Report together with any supporting information, verification assessment(s), data and documentation latest seven (7) days after receipt from the Verifier.

(i)	The Manager shall periodically monitor the Manager’s potential exposure to a FuelEU Penalty for the applicable Vessel.
(i)

The Parties shall agree on the appropriate form and amount of security, which may be adjusted from time to time, to be provided by the Owner to cover the Manager’s corresponding  exposure (if any) to the reasonable satisfaction of the Manager.  Such security shall be agreed by the Parties and received by the Manager within ten (10) days of the Manager’s written request failing which the Manager may terminate this Agreement immediately by providing written notice to the Owner.

(ii)	Any security provided by the Owner to the Manager under this Clause shall:
(1)

be held to the credit of the Owner unless the Manager are required to use the security to meet the Manager’s obligations owed for the Vessel under FuelEU Maritime, in which case the Parties shall agree

(2)

on the appropriate form and amount of replacement security to be provided by the Owner in accordance with subclause (i)(i); and

(2)	in no way prejudice the Owner’s obligation to provide the Manager in a timely manner with sufficient funds required to fulfil the Manager’s obligations for the Vessel under FuelEU Maritime.
(iii)

Upon termination of this Agreement, any security or replacement security provided to the Manager in accordance with this subclause shall either be returned to the Owner or cancelled (as appropriate) within ten (10) days of the termination date unless such security or replacement security is still required to meet the Manager’s obligations under FuelEU Maritime in respect of the applicable Verification Period, in which case such security or replacement security shall be released following receipt of the Owner’s payment under subclause (k)(i) or, where no FuelEU Penalty is payable, upon issuance of the FuelEU Document of Compliance for the corresponding Reporting Period, whichever is earlier.

(iv)

In any event, the Owner hereby undertakes to keep the Manager and its employees, agents and any submanager indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever and howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the compliance with the FuelEU Maritime and against and in respect of all penalties, fines, costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Manager, its employees, agents or a submanager may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement

(j)	In respect of each Compliance Balance Statement:
(i)

Unless otherwise agreed in writing by the Parties, it is expressly understood that any rights, Ownership, entitlements and decisions in respect of the banking, borrowing and pooling of the Compliance Balance, as well as to the identity and appointment of the Pool Verifier (as applicable) shall vest exclusively in the Owner (or the Owner’s nominee) who shall be at liberty to direct, control and allocate the Compliance Balance as they see fit in accordance with FuelEU Maritime.

(ii)

No later than ten (10) days prior to 30 April of the Verification Period, the Owner (or the Owner’s nominee) shall provide instructions and directions to the Manager as to the application and/or allocation of the Compliance Balance in respect of borrowing, banking and/or pooling as well as to the identity and appointment of the Pool Verifier.

(iii)

The Manager shall promptly follow the Owner’s (and where applicable, the Owner’s nominee and/or any third parties nominated by the Owner in writing) instructions and directions in respect of borrowing, banking and/or pooling of the Compliance Balance in accordance with subclause (j)(ii).

(iv)

The Owner shall bear the risk, liability, benefit and costs arising out of or in connection with the afore-mentioned instructions and directions including any failure to provide such instructions and directions under this subclause (j).

(v)	Once the Verified Compliance Balance is available, it shall be communicated by the Manager to the Owner as soon as reasonably practicable.
(k)	Where, in respect of the Verified Compliance Balance, it is determined under FuelEU Maritime that:
(i)

a FuelEU Penalty is payable, the Manager shall promptly notify the Owner of such FuelEU Penalty and the Owner shall transfer a sum equivalent to the FuelEU Penalty to the Manager by no later than ten (10) days before the FuelEU Penalty falls due.  Subject to the timely receipt of such funds, the Manager shall pay the FuelEU Penalty promptly thereafter and provide the Owner with a copy of the FuelEU Document of Compliance as soon as reasonably practicable; or

(ii)	no FuelEU Penalty is payable, the Manager shall provide the Owner with a copy of the FuelEU Document of Compliance as soon as reasonably practicable.
(l)

Where this Agreement is terminated between 1 January and 30 June of a Verification Period, and the Manager (or the Manager’s nominee) were the responsible compliance entity on 31 December of the previous Reporting Period, the Manager shall remain responsible for complying with its obligations under this Clause. In the event that satisfactory security or replacement security has not been agreed or extended, the Owner shall advance the funds required for payment of the estimated FuelEU Penalty and these funds shall be received on or before termination of this Agreement.  Where funds in excess of a FuelEU Penalty have been paid by the Owner or if no FuelEU Penalty is ultimately payable pursuant to the Verified Compliance Balance, the Manager shall promptly return any balance of funds to the Owner.

(m)	Without prejudice to the Manager’s right to terminate this Agreement in accordance with subclause (i) above:
(i)

the Manager shall be entitled to terminate the Agreement with immediate effect by giving notice to the Owner if any monies payable by the Owner under subclause (k) and/or (m) are not received in the Manager’s nominated bank account within ten (10) days of receipt by the Owner of the Manager’s written request; and

(ii)

in any other circumstances, if either Party fails to meet their obligations under this Clause, the other Party may give notice to the Party in default requiring it to remedy such failure. Should the Party in default fail to remedy the failure within a reasonable time to the reasonable satisfaction of the other

Party, that Party shall be entitled to terminate this Agreement with immediate effect by giving notice to the Party in default.

(n)

It is expressly agreed that the rights and obligations of the Parties set out in this Clause 6.5 shall survive the expiration or termination of the Agreement unless or until the Parties have fulfilled or satisfied their respective obligations under FuelEU Maritime.

6.6	FEES AND EXPENSES FOR GENERAL SERVICES
(a)

Other than the fee for the EU Emissions Trading Scheme provided for in Section 6.4 (k) above, the Manager shall, at no cost to any member of the Group, provide the services set forth in Section 6 and its office accommodation, office staff (including secretarial, accounting and administrative assistance), facilities and stationery, and shall pay for all printing, postage, domestic telephone and all other usual office expenses incurred by it as the Manager in or about the provision of the General Services; and

(b)

the Manager hereby acknowledges that it will provide the General Services to the Group in this Section 6 at its own cost, and shall pay for all of its own expenses and costs incurred by it as the Manager in providing such General Services other than as set forth in Section 6.6(a) above.

7.BUDGETS, CORPORATE PLANNING AND EXPENSES

7.1

On or before October 31 of each year the Manager will prepare and submit to the Executive Officers a detailed draft budget for the next fiscal year in a format acceptable to the Executive Officers which will include (i) a statement of estimated revenue and expenses in providing the Crewing & Technical Services and the General Services to the Group and (ii) a proposed budget for capital expenditures, repairs or alterations, including proposed expenditures in respect of dry-docking, together with an analysis as to when and why such replacements, improvements, renovations or expenditures may be required (collectively, the “Draft Budget”).

7.2

For a period of thirty (30) days after receipt of the Draft Budget, the Executive Officers, from time to time, may request further details and submit written comments on the Draft Budget. If the Executive Officers do not agree with any term thereof, they will, within the same thirty (30) day period, give the Manager notice of any inquiries to the Draft Budget, which notice will include the list of items under consideration (the “Questioned Items”) and a proposal for the resolution of each such Questioned Item. The Executive Officers and the Manager will endeavor to resolve any such differences between them with respect to the Questioned Items.

7.3

By December 10 of the relevant year, the Manager will prepare and deliver to the Owner a revised budget that has been approved by the Executive Officers (the “Approved Budget”). All expenses incurred by the Manager under the terms of this Agreement on behalf of any member of the Group under the Approved Budget may be debited against the account of the respective member of the Group, but shall in any event remain payable by the Owner to the Manager on demand.

7.4

Any increase or change to the Approved Budget in excess of 7.5% shall require the written approval of two Executive Officers. Any expenses incurred by the Manager in excess of the Approved Budget will not be reimbursed or payable to the Manager.

7.5

The Manager shall produce a monthly comparison between budgeted and actual expenditures to the Executive Officers. The Manager shall also maintain the records of all costs and expenses incurred, including any invoices, receipts and supplementary materials as are necessary or proper for the settlement of accounts.

7.6

In the event the Executive Officers and the Manager dispute any specific expense or invoice within the Approved Budget and are unable to resolve their dispute within ten (10) Business Days, then the dispute shall be referred for resolution by a firm of independent accountants of nationally recognized standing reasonably satisfactory to each of the Manager and the Executive Officers (the “Accounting Referee”) which shall determine the disputed amounts within thirty (30) days of the referral of such dispute to such Accounting Referee. The determination of the Accounting Referee shall not require the Owner to pay more than the amount in dispute. The fees and expenses of the Accounting Referee shall be borne equally by the Owner and the Manager.

7.7

Insofar as any moneys are collected by the Manager under the terms of this Agreement (other than moneys payable by the Owner to the Manager), such moneys and any interest thereon shall be held to the credit of the relevant member of the Group in a separate bank account in the name thereof, but operated by the Manager.

7.8

On or before the first day of each month during the term of this Agreement, the Owner shall advance to the Manager all amounts budgeted for the operation of each of the Vessels for such month. At the end of each calendar quarter, the Manager shall preliminarily reconcile the amounts advanced to it by the Owner with the amounts actually expended by it for the operation of each of the Vessels, and the Manager shall remit to the Owner, or credit to the Owner amounts to be advanced to it hereunder for future months, any unused portion of the amounts previously advanced by the Owner, or the Owner shall pay to the Manager any amounts properly expended by the Manager for the Vessels in excess of the amounts previously advanced by the Owner. The Owner and Manager will reconcile any amounts due to the Owner by the Manager or amounts due to the Manager by the Owner for each fiscal year of the Owner as promptly as practicable following the close of each such fiscal year.

8.LIABILITY AND INDEMNITY

8.1

Subject to Section 11.3(e), neither any member of the Group nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of Force Majeure. “Force Majeure” shall mean any cause whatsoever of any nature or kind beyond the reasonable control of any member of the Group or the Manager, including, without limitation, acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.

8.2

Subject to Section 8.1, the Manager shall be under no liability whatsoever to any member of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, and howsoever arising in the course of the performance of this Agreement, unless and to the extent that the same is proved to have resulted from (i) the gross negligence or wilful default of the Manager, its employees, agents or any Submanager or (ii) any breach of this Agreement by the Manager or any Submanager.

8.3

Except to the extent that the Manager would be liable under Section 8.2, the Owner hereby undertakes to keep the Manager and its employees, agents and the Submanager indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever and howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Manager, its employees, agents or the Submanager may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.

8.4

The Manager will indemnify and save harmless the Owner and each other Subsidiary in the Group, and their respective current and former directors, officers, employees, subcontractors and current and future affiliates, from and against any and all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Owner, any other company in the Group or any of their employees or agents may suffer as a result of (i) any losses incurred or suffered related to any liabilities or obligations that the Manager or any Submanager has agreed to pay or for which the Manager is otherwise responsible under this Agreement, (ii) the gross negligence or any willful default by the Manager, its employees, agents or any Submanager or (iii) any breach of this Agreement by the Manager or any Submanager.

8.5

It is hereby expressly agreed that no employee or agent of the Manager (including any sub-contractor from time to time employed by the Manager) shall in any circumstances whatsoever be under any liability whatsoever to any member of the Group for any loss, damage or delay whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Section 8, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid and for the purpose of all the foregoing provisions of this Section 8 the Manager is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement. Nothing in this Section 8.5 shall be construed so as to limit any liability the Manager may have to the Group under Section 8.2 hereof.

9.	RIGHTS OF THE MANAGER, RESTRICTIONS ON THE MANAGER’S AUTHORITY, AND NON-COMPETE PROVISIONS
9.1

Except as may be expressly provided in this Agreement, the Manager shall be an independent contractor and not the agent of the Owner or any other member of the Group and shall have no right or authority to incur any obligation on behalf of any member of the Group or to bind any member of the Group in any way whatsoever. Nothing in this Agreement shall be deemed to make the Manager or any of its subsidiaries or employees an employee, joint venturer or partner of any member of the Group.

9.2

The Owner acknowledges that the Manager shall have no responsibility hereunder, direct or indirect, with regard to the formulation of the business plans, policies, management or strategies (financial, tax, legal or otherwise) of any member of the Group, which is solely the responsibility of each respective member of the Group. Each member of the Group shall set its corporate policies independently through its respective board of directors and executive officers and nothing contained herein shall be construed to relieve such directors or officers of each respective member of the Group from the performance of their duties or to limit the exercise of their powers.

9.3	Notwithstanding the other provisions of this Agreement:
(a)

the Manager may act with respect to a member of the Group upon any advice, resolutions, requests, instructions, recommendations, direction or information obtained from such member of the Group or any banker, accountant, broker, lawyer or other person acting as agent of or adviser to such member of the Group and the Manager shall incur no liability to such member of the Group for anything done or omitted or suffered in good faith in reliance upon such advice, instruction, resolution, recommendation, direction or information made or given by such member of the Group or its agents, in the absence of gross negligence or willful misconduct by the Manager or its servants, and shall not be responsible for any misconduct, mistake, oversight, error or judgment, neglect, default, omission, forgetfulness or want of prudence on the part of any such banker, accountant, broker, lawyer, agent or adviser or other person as aforesaid;

(b)

the Manager shall not be under any obligation to carry out any request, resolution, instruction, direction or recommendation of any member of the Group or its agents if the performance thereof is or would be illegal or unlawful; and

(c)

the Manager shall incur no liability to any member of the Group for doing or failing to do any act or thing which it shall be required to do or perform or forebear from doing or performing by reason of any provision of any law or any regulation or resolution made pursuant thereto or any decision, order or judgment of any court or any lawful request, announcement or similar action of any person or body exercising or purporting to exercise the legitimate authority of any government or of any central or local governmental institution in each case where the above entity has jurisdiction.

9.4

Subject to Section 9.5 below, during the term of this Agreement and for a period of one year from the date of actual termination of this Agreement, the Manager and any affiliate of the Manager (other than a Coustas Entity (or any (i) current or future beneficiaries of the Coustas Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) in accordance with Section 3 of the Restrictive Covenant Agreement) shall be prohibited from, directly or indirectly, engaging in (i) the ownership or operation of Containerships larger than 2,500 TEUs, (ii) the ownership or operation of any Drybulk Carriers and (iii) the acquisition of or investment in any business involved in the ownership or operation of Containerships larger than 2,500 TEUs or Drybulk Carriers.

9.5	The restrictions contained in Section 9.4 above shall cease to apply with immediate effect upon the occurrence of a Change of Control Release.

10.AVAILABILITY OF OFFICERS

10.1	The Executive Officers will be directly employed by the Owner outside of this Agreement.
10.2	The Manager shall make available to the Owner all such other officers, managers or employees that the Owner and the Manager agree shall be made available.
10.3

The Executive Officers are entitled to direct the Manager to remove and replace any individual serving as an officer or any senior manager serving as head of a business unit from such position. Furthermore, the Manager agrees that it will not remove any individuals serving as officers or senior managers from their respective positions without the prior written consent of the Executive Officers. If any officer or senior manager who is made available to the Owner by the Manager resigns, is terminated or otherwise vacates his office, the Manager shall, as soon as practicable after acceptance of any resignation or after termination, use reasonable best efforts to identify suitable candidates for replacement of such officer.

10.4	The Owner may employ directly any other officers, senior managers or employees as it may deem necessary that will not be subject to this Agreement.
10.5	The Manager will report to the Owner and the Board of Directors through the Executive Officers.

11.TERMINATION OF THIS AGREEMENT

11.1

This Agreement shall be effective as of the date hereof and, subject to Sections 11.2, 11.3, 11.4 and 11.5, shall continue until December 31, 2026 (the “Initial Term”). Thereafter the term of this Agreement shall be extended on a year-to-year basis for a one-year term (each, a “Subsequent Term”) unless either party hereto, at least six months prior to the end of the then current term, shall give written notice to the other that it wishes to terminate this Agreement at the end of the then current term (and subject to Sections 11.2, 11.3 11.4 and 11.5).

11.2	The Owner shall be entitled to terminate this Agreement by notice in writing to the Manager if:
(a)

the Manager neglects or fails to perform its principal duties and obligations under this Agreement in any material respect, and such neglect or failure is not remedied within twenty (20) Business Days after written notice of the same is given to the Manager by the Owner; or

(b)

any money payable by the Manager under or pursuant to this Agreement is not promptly paid or accounted for in full within ten (10) Business Days by the Manager in accordance with the provisions of this Agreement.

11.3	The Owner shall be entitled to terminate this Agreement immediately if:
(a)	the Owner or the Manager ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;
(b)

the Owner or the Manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against the Owner or the Manager seeking to have it declared an insolvent or a bankrupt and such petition is not dismissed or stayed within forty (40) Business Days of its filing, or if the Owner or Manager shall admit in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of the Owner or Manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Manager’s or Owner’s undertaking, property or assets or if an order is made or a resolution is passed for the Manager’s or Owner’s winding up;

(c)	a distress, execution, sequestration or other process is levied or enforced upon or sued out against the Manager’s property which is not discharged within twenty (20) Business Days;
(d)

the Manager ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by the Owner; or

(e)	either the Manager or the Owner is prevented from performing its obligations hereunder by reasons of Force Majeure for a period of two (2) consecutive months or more.
11.4	In addition to the provisions in Sections 11.2 and 11.3, the Owner shall also be entitled to terminate any applicable Shipmanagement Agreement if:
(a)	the Owner or any Subsidiary ceases to be the owner of a Vessel by reason of a sale thereof or the Owner or any Subsidiary ceases to be registered as the Owner of a Vessel;
(b)

a Vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the underwriters in respect of the Vessel’s constructive, compromised or arranged total loss or if such agreement with the underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred;

(c)	a Vessel is requisitioned for title or any other compulsory acquisition of a Vessel occurs, otherwise than by requisition by hire; or
(d)

a Vessel is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within twenty (20) Business Days.

11.5	The Manager shall be entitled to terminate this Agreement by notice in writing to the Owner:
(a)	if any moneys payable by the Owner under this Agreement shall not have been duly paid within sixty (60) Business Days of payment having been demanded by the Manager in writing; or
(b)

if the Owner defaults in the performance of any other of its material obligations under this Agreement and fails to remedy such default within sixty (60) Business Days after being given notice in writing by the Manager to remedy the same.

11.6

Upon the effective date of termination pursuant to this Section 11, the Manager shall promptly terminate its service hereunder as may be required in order to minimize any interruption to the business of the members of the Group.

11.7

Upon termination, the Manager shall, as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement and of any remaining Crewing & Technical Management Fee and the Commercial Management Fee due from the Owner, calculated pro rata to the date of termination, and any undisbursed funds of any member of the Group in the Manager’s possession or control will be paid by the Manager as directed by such member of the Group promptly upon the Manager’s receipt of all sums then due it under this Agreement, if any.

11.8

Upon termination of this Agreement, the Manager shall release to the Owner the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to each Vessel or the provision of Crewing & Technical Services and the Commercial Services for each Vessel.

11.9	The provisions of Section 8 shall survive any termination of this Agreement.
11.10

The Crewing & Technical Management Fee will be fixed throughout the Initial Term. For each Subsequent Term, the Crewing & Technical Management Fee will be set at a mutually agreed upon rate between the Owner and the Manager no later than 30 days prior to the commencement of the relevant Subsequent Term.

12.SALE AND RIGHT OF FIRST REFUSAL

12.1

Unless expressly permitted by the Board of Directors of the Owner pursuant to Sections 12.2 and 12.3 below, during the term of this Agreement, John Coustas and/or any trust established for the Coustas family, under which John Coustas and/or members of his family are beneficiaries will collectively (i) own at least 80% of the outstanding capital stock of the Manager and (ii) hold at least 80% of the voting power of the outstanding capital stock of the Manager, considered for this purpose as a single class; if this provision is breached, the Owner shall have the right to purchase the capital stock of the Manager owned by John Coustas or any trust established for the Coustas family, under which John Coustas and/or members of his family are beneficiaries, at its fair market value.

12.2

Throughout the duration of this Agreement and for one (1) year period following the expiry or termination of this Agreement, the Manager is prohibited from transferring, assigning, selling or disposing of a significant portion or all of its assets or property that is necessary for the performance of its services under this Agreement and under any Shipmanagement Agreement to any other party without the prior written consent of the Board of Directors.

12.3

In the event that the Board of Directors permits the Manager to transfer, assign, sell or dispose of any assets or property pursuant to Section 12.2 above, the Manager hereby grants to the Owner a right of first refusal on any such proposed transfer, assignment, sale or disposition. The right of first refusal contained in this Section 12.3 is in effect during the term of this Agreement and shall extend for a one (1) year period following the expiry or termination of this Agreement.

12.4

The Owner and the Manager shall have a period of 30 days to reach an agreement for the proposed sale, transfer, assignment or disposition of all or part of the Manager’s assets pursuant to Section 12.3 above. If no such agreement with respect to a sale is concluded within 30 days, then the Manager may transfer or sell such assets to any other third party provided that the sale is made on terms no less favorable than those last proposed by the Manager to the Owner.

12.5

The Owner and the Manager acknowledge that all potential transfers pursuant to this Section 12 are subject to obtaining any and all written consents of governmental authorities and other non-affiliated third parties.

13.NOTICES

13.1

All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a Business Day to an individual at the following address or fax number:

Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Chief Executive Officer

Fax: +30 210 419 6489

Danaos Shipping Company Limited

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: General Manager

Fax: +30 210 422 0855

14.APPLICABLE LAW AND JURISDICTION

14.1	This Agreement shall be governed by, and construed in accordance with, the laws of England.

15.ARBITRATION

15.1

All disputes arising out of this Agreement shall be arbitrated in London in the following manner. One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen. Their decision or that of any two of them shall be final and, for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

15.2

In the event that the Owner or the Manager shall state a dispute and designate an arbitrator, in writing, the other party shall have twenty (20) Business Days to designate its own arbitrator. Upon failure to do so, the arbitrator appointed by the other party can render an award hereunder.

15.3

Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

15.4

The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Section 15 may include costs, including a reasonable allowance for attorneys’ fees, and judgments may be entered upon any award made herein in any court having jurisdiction.

16.MISCELLANEOUS

16.1

This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements or understandings, written or oral, with respect thereto. This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

16.2

During the term hereof, the Manager will not provide services hereunder through, or otherwise cause any member of the Group to have, an office or fixed place of business in the United States, and shall take reasonable steps not to cause income of any member of the Group to be subject to tax in any taxing jurisdiction, including the United States, the United Kingdom and Greece.

16.3	This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS whereof the undersigned have executed this Agreement as of the date first above written.

SIGNED by DIMITRIOS VASTAROUCHAS for and on behalf of DANAOS CORPORATION	In the presence of:

/s/ Dimitrios Vastarouchas	/s/ Pantelis G. Papalymperis
Dimitrios Vastarouchas Chief Operating Officer	Pantelis G. Papalymperis Lawyer

SIGNED by KONSTANTINOS SFYRIS for and on behalf of DANAOS SHIPPING COMPANY LIMITED	In the presence of:

/s/ Konstantinos Sfyris	/s/ Pantelis G. Papalymperis
Konstantinos Sfyris Director	Pantelis G. Papalymperis Lawyer

SCHEDULE A

SHIPOWNING

SUBSIDIARIES as of

August 1, 2025

Shipowning Subsidiary	Vessel Name	Jurisdiction
Actaea Company Limited	Savannah	Liberia
Asteria Shipping Company Limited	Dimitra C	Marshall Islands
Auckland Marine Inc.	Colombo	Liberia
Averto Shipping S.A.	Suez Canal	Liberia
Balticsea Marine Inc.	Kingston	Liberia
Bayview Shipping Inc.	Rio Grande	Liberia
Blacksea Marine Inc.	ZIM Luanda	Liberia
Blackwell Seaways Inc.	Niledutch Lion	Liberia
Boulevard Shiptrade S.A.	Dimitris C	Marshall Islands
Boxcarrier (No.1) Corp.	CMA CGM Moliere	Liberia
Boxcarrier (No.2) Corp.	CMA CGM Musset	Liberia
Boxcarrier (No.3) Corp.	CMA CGM Nerval	Liberia
Boxcarrier (No.4) Corp.	CMA CGM Rabelais	Liberia
Boxcarrier (No.5) Corp.	Racine	Liberia
Boxline (No.1) Corp.	Hull: YZJ2023-1556	Liberia
Boxline (No.2) Corp.	Hull: YZJ2023-1557	Liberia
Boxsail (No.1) Corp.	Interasia Accelerate	Liberia
Boxsail (No.2) Corp.	Interasia Amplify	Liberia
Boxsail (No.3) Corp.	Phoebe	Liberia
Boxsail (No.4) Corp.	Hull: CV5900-08	Liberia
Boxline (No.3) Corp.	Hull: YZJ2024-1612	Liberia
Boxline (No.4) Corp.	Hull: YZJ2024-1613	Liberia
Boxline (No.5) Corp.	YZJ2024-1625	Liberia

Shipowning Subsidiary	Vessel Name	Jurisdiction
Boxline (No.6) Corp.	YZJ2024-1626	Liberia
Boxline (No.7) Corp.	YZJ2024-1668	Liberia
Boxsail (No.5) Corp.	C9200-7	Liberia
Boxsail (No.6) Corp.	C9200-8	Liberia
Boxsail (No.7) Corp.	C9200-9	Liberia
Boxsail (No.8) Corp,	C9200-10	Liberia
Boxsail (No.9) Corp.	C9200-11	Liberia
Boxsail (No.10) Corp.	H2596 Liberia	Liberia
Boxsail (No.11) Corp.	H2597	Liberia
Bulk No. 1 Corp.	Integrity	Liberia
Bulk No. 2 Corp.	Achievement	Liberia
Bulk No. 3 Corp.	Ingenuity	Liberia
Bulk No. 4 Corp.	Genius	Liberia
Bulk No. 5 Corp.	Peace	Liberia
Bulk No. 6 Corp.	W Trader	Liberia
Bulk No. 7 Corp.	E Trader	Liberia
Cellcontainer (No.1) Corp.	Express Argentina	Liberia
Cellcontainer (No.2) Corp.	Express Brazil	Liberia
Cellcontainer (No.3) Corp.	Express France	Liberia
Cellcontainer (No.4) Corp.	Express Spain	Liberia
Cellcontainer (No.5) Corp.	Express Black Sea	Liberia
Cellcontainer (No.6) Corp.	Express Berlin	Liberia
Cellcontainer (No.7) Corp.	Express Rome	Liberia
Cellcontainer (No.8) Corp.	Express Athens	Liberia
Channelview Marine Inc.	Merve A	Liberia
Containers Lines Inc.	Derby D	Liberia

Shipowning Subsidiary	Vessel Name	Jurisdiction
Containers Services Inc.	Tongala	Liberia
Continent Marine Inc.	Monaco	Liberia
Expresscarrier (No.1) Corp.	YM Mandate	Liberia
Expresscarrier (No.2) Corp.	YM Maturity	Liberia
Karlita Shipping Company Limited	Pusan C	Liberia
Medsea Marine Inc.	Dalian	Liberia
Megacarrier (No.1) Corp.	Kota Peony	Liberia
Megacarrier (No.2) Corp.	Kota Primrose	Liberia
Megacarrier (No.3) Corp.	Kota Plumbago	Liberia
Megacarrier (No.4) Corp.	Speed	Liberia
Megacarrier (No.5) Corp.	Ambition	Liberia
Oceancarrier (No.1) Corp.	Kota Manzanillo	Liberia
Oceancarrier (No.2) Corp.	Bremen	Liberia
Oceancarrier (No.3) Corp.	C Hamburg	Liberia
Oceancarrier (No.4) Corp.	Wide Alpha	Marshall Islands
Oceancarrier (No.5) Corp.	Stephanie C	Marshall Islands
Oceancarrier (No.6) Corp.	Euphrates	Marshall Islands
Oceancarrier (No.7) Corp.	Wide Hotel	Marshall Islands
Oceancarrier (No.8) Corp.	Wide India	Marshall Islands
Oceancarrier (No.9) Corp.	Wide Juliet	Marshall Islands
Oceanew Shipping Limited	Europe	Liberia
Oceanprize Navigation Limited	America	Liberia
Ramona Marine Company Limited	Le Havre	Liberia
Rewarding International Shipping Inc.	Kota Santos	Liberia
Sarond Shipping Inc.	Artotina	Marshall Islands
Seacarriers Lines Inc.	Vancouver	Liberia

Shipowning Subsidiary	Vessel Name	Jurisdiction
Seacarriers Services Inc.	Seattle C	Liberia
Sinoi Marine Ltd.	Kota Lima	Liberia
Speedcarrier (No.1) Corp.	Phoenix D	Liberia
Speedcarrier (No.2) Corp.	Advance	Liberia
Speedcarrier (No.4) Corp.	Sprinter	Liberia
Speedcarrier (No.5) Corp.	Future	Liberia
Speedcarrier (No.6) Corp.	Progress C	Liberia
Speedcarrier (No.7) Corp.	Highway	Liberia
Speedcarrier (No.8) Corp.	Bridge	Liberia
Springer Shipping Co	Belita	Liberia
Teucarrier (No.1) Corp.	CMA CGM Attila	Liberia
Teucarrier (No. 2) Corp.	CMA CGM Tancredi	Liberia
Teucarrier (No.3) Corp.	CMA CGM Bianca	Liberia
Teucarrier (No. 4) Corp.	CMA CGM Samson	Liberia
Teucarrier (No.5) Corp.	CMA CGM Melisande	Liberia
Teushipper (No.1) Corp.	Catherine C	Liberia
Teushipper (No.2) Corp.	Greenland	Liberia
Teushipper (No.3) Corp.	Greenville	Liberia
Teushipper (No.4) Corp.	Greenfield	Liberia
Vilos Navigation Company Ltd	Zebra	Liberia
Wellington Marine Inc.	Singapore	Liberia
Bulk No. 8 Corp.	Danaos	Liberia
Bulk No. 9 Corp.	Gouverneur	Liberia
Bulk No. 10 Corp.	Valentine	Liberia
Boxline (No. 8) Corp.	CV5900-09	Liberia
Boxline (No.9) Corp.	C7100 - TBC	Liberia

SCHEDULE B

NON-SHIPOWNING SUBSIDIARIES

as of January 1, 2025

Non-Shipowning Subsidiary	Shipowning Subsidiaries Owned	Jurisdiction

Bulk Shipholdings Inc.	Bulk No. 1 Corp.	Marshall Islands
Bulk No. 2 Corp.
Bulk No. 3 Corp.
Bulk No. 4 Corp.
Bulk No. 5 Corp.
Bulk No. 6 Corp.
Bulk No. 7 Corp.
Bulk No. 8 Corp.
Builk No. 9 Corp.
Bulk No. 10 Corp.

APPENDIX I

FORM OF SHIPMANAGEMENT

AGREEMENT

1. Date of Agreement

2. Owners (name, place of registered office and law of registry)

ANNEX A // Subsidiary

Name

Liberia / Cyprus / Singapore

Place of registered office

Cyprus / Panama / Singapore / Greece / Bahamas

Law of registry

3. Managers (name and law of registry) DANAOS SHIPPING CO. LTD Name Law of registry
4. Day and year of commencement of Agreement (Section 11*)
5. Crew Management (state “yes” or “no” as agreed) (Section 5.1*) YES	6. Technical Management (state “yes” or “no” as agreed) (Section 5.2*) YES
7. Commercial Management (state “yes” or “no” as agreed) (Section 6.1*) NO	8. Insurance Arrangements (state “yes” or “no” as agreed) (Section 6.4*) YES
9. Accounting Services (state “yes” or “no” as agreed) (Section 6.3*) YES	10. Sale or purchase of the Vessel (state “yes” or “no” as agreed) (Section 6.5(b)*) NO
11. Provisions (state “yes” or “no” as agreed) (Section 5.2*) YES	12. Bunkering (state “yes” or “no” as agreed) YES (if applicable)
13. Chartering Services Period (only to be filled in if “yes” stated in Box 7) (Section 6.5(a)*) NO	14. Owner’s Insurance (Section 6.4*) YES
15. Crewing & Technical Management Fee, Commercial Management Fee (state annual amount) (Sections 5.3 & 6.5*) Crewing & Technical Management Fee,	16. Severance Costs (state maximum amount) N/A
17. Day and year of termination of Agreement (Section 11*)	18. Law and Arbitration (Sections 14, 15*) English Law; Arbitration London
19. Notices (state postal and cable address, telex and telefax number for serving notice and communication to the Owners) (Section 13*) Subsidiary. Same as box 20.

20. Notices (state postal and cable address, telex and telefax number for serving notice and communication to the Managers) (Section 13*)

DANAOS SHIPPING CO. LTD.

14 Akti Kondyli, 185 45 Piraeus, Greece

Tel: 210 4196400 Fax: 210 4220855

Tlx: 212133 DECU GR

E-mail: danship@danship.gr

*References are to the Management Agreement, dated as of August 1, 2025 between Danaos Corporation and Danaos Shipping Company Limited, as amended from time to time

It is mutually agreed between the party stated in Box 2 and the party stated in Box 3 that this Agreement consists of Part I (the foregoing) and Part II (the Management Agreement, dated as of August 1, 2025 between Danaos Corporation and Danaos Shipping Company Limited, as amended from time to time) as well as Annex “ A” (Details of Vessel) and each party agrees to be bound by both Part I and Part II hereto.

Signature(s) (Owners)	Signature(s) (Managers)

ANNEX “A” (DETAILS OF VESSEL OR VESSELS) TO

SHIP MANAGEMENT AGREEMENT

Date of

Agreement:

Name of

Vessel(s):

Particulars of

Vessel(s):

DETAILS	Vessel

Owner Type Class
Port of Registry
Year Built
Builder	Vessel’s details
LOA
Breadth Moulded
GRT
NRT
M/E Maker Type

APPENDIX II

FORM OF SUPERVISION AGREEMENT

THIS AGREEMENT is made the            day of            20

BETWEEN:

1.

DANAOS CORPORATION (or a subsidiary company to be nominated) a company incorporated under the laws of the Marshall Islands whose registered office is Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960 and whose principal place of business is at 14 Akti Kondyli, 185 45

Piraeus, Greece (the “Owner”) {if different from the Buyer under the Shipbuilding

Contract otherwise Owner to be the same with the Buyer as herein defined}

2.	DANAOS SHIPPING CO. LTD. a company incorporated under the laws of Cyprus whose registered office is at 3 Christaki Kompou Street, Peter’s House, Limassol

3300 and whose principal place of business is at 14 Akti Kondyli, 185 45 Piraeus, Greece (the “Construction Supervisor”).

WHEREAS:

By a shipbuilding contract dated              and made between              (the “Builder”) and

             (the “Buyer”) (the “Shipbuilding Contract”) the Builder agreed to construct, to the order of the Buyer, and sell to the Buyer, a              TEU container vessel, known during construction as Hull No.              and to be named              (the “Vessel”);

IT IS NOW AGREED as follows:

1.DEFINITIONS

1.1	Except as otherwise defined herein, all terms defined in the Shipbuilding Contract shall have the same respective meanings when used herein.
1.2	In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Business Day” means:

(i)

in relation to a payment which is to be made hereunder or under any other document, a day, other than a Saturday or Sunday or a public holiday, on which major retail banks in London and New York, and (in respect of any payments which are to be made to the Builder) ………….., are open for non-automated customer services; and

(ii)	in any other case, a day, other than a Saturday or Sunday or a public holiday, on which major retail banks in London and Athens are open for non-automated customer services.

“Building Period” means the period from the execution of this agreement to and including the date of delivery of the Vessel pursuant to the Shipbuilding Contract.

“Buyer’s Supplies” means all of the items to be furnished by the Buyer in accordance with

Article ….. of the Shipbuilding Contract.

“Spares” means the items to be designated as spares by the parties hereto at the time of the delivery of the Vessel.

2.APPOINTMENT

2.1

The Owner hereby appoints the Construction Supervisor and the Construction Supervisor hereby agrees to act as the Owner’s supervisor towards the Builder and as the “Owner’s Representative” under the Shipbuilding Contract for the duration of the Building Period and to perform the duties and rights which rest with the Owner regarding the construction and delivery of the Vessel in accordance with all of the provisions of the Shipbuilding Contract. The Owner shall be responsible for, inter alia, determining the general policy of supervision of construction of the Vessel and the scope of activities of the Construction Supervisor and, in the performance of its duties under this Agreement, the Construction Supervisor shall at all times act strictly in accordance with any instructions or directions given to it by the Owner regarding such general policy or, in the absence of such instructions or directions, in accordance with the standards of a prudent supervisor providing services of the type to be provided under this Agreement, having due regard to the Owner’s interest. Any instructions so given shall be consistent with the nature and scope of the supervision services required to be performed by the Construction Supervisor under this Agreement and shall not require the Construction Supervisor to do or omit to do anything which may be contrary to any applicable law of any jurisdiction or which is inconsistent or contrary to any of the rights and duties of the Owner under the Shipbuilding Contract.

2.2	Specific powers and duties of the Construction Supervisor:

Without prejudice to the generality of the appointment made under Clause 2.1, and (where applicable) by way of addition to the rights, powers and duties so conferred, the Construction Supervisor shall, subject to this Clause 2 and to Clauses 3 and 4, have and be entrusted with the following rights, powers and duties in relation to the Shipbuilding Contract:

(a)

under under Article ….., to review, comment on, agree and approve the lists of plans and the drawings referred to; to attend the testing of the Vessel’s machinery, outfitting and equipment and to request any tests or inspections which the Construction Supervisor may consider appropriate or desirable and to review and comment on the results of all tests and inspections; to carry out such inspections and give such advice or suggestions to the Builder as the Construction Supervisor may consider appropriate or desirable; and to give notice to the Builder in the event that the Construction Supervisor discovers any construction, material or workmanship which the Construction Supervisor believes does not or will not conform to the requirements of the Shipbuilding Contract and the specifications;

(b)	under Article …. to appoint a representative of the Construction Supervisor for the purposes specified in that Article;
(c)

if any alteration or addition to the Shipbuilding Contract becomes obligatory or desirable, to consult with the Builder and make recommendations to the Owner as to whether or not acceptance should be given to any proposal notified to the Owner by the Builder;

(d)

under Article …. to request and agree to any minor alterations, additions, or modifications to the Vessel or the specification and any substitute materials pursuant to Article .... which the Construction Supervisor may consider appropriate or desirable, provided that if the cost of such variations or substitute materials would have the effect of altering the Contract Price (as defined in the Shipbuilding Contract) by more than five per cent (5%) from the Contract Price on the date hereof or the amount of any of the installments of the Contract Price due under the Shipbuilding Contract, the Construction Supervisor shall notify the same to the Owner in writing; to receive from and transmit to the Builder information relating to the requirements of the classification society and to give instructions and agree with the Builder regarding alterations, additions, or changes in connection with such requirements; and to approve the substitution of materials as requested by the Builder;

(e)	under Article ….., to attend and witness the trials of the Vessel;
(f)

to determine whether the Vessel has been designed, constructed, equipped and completed in accordance with, and complies with, the Shipbuilding Contract and the Specifications and Plans (as defined in the Shipbuilding Contract); under Article …., Paragraph …., to give the Builder a notice of acceptance or (as the case may be) rejection of the Vessel, to require or request any further test and inspection of the Vessel, and to give and receive any further or other notice relative to such matters and generally to advise the Owner in respect of all such matters;

(g)	to sign together with the Owner any protocols as to sea trials, consumable stores, delivery and acceptance or otherwise, having first ascertained the appropriateness of so doing;
(h)	to accept on behalf of the Owner the documents specified in Article …., Paragraph …. to be delivered by the Builder at Delivery and to confirm receipt thereof to the Owner;
(i)

to give and receive on behalf of the Owner any notice contemplated by the Shipbuilding Contract, provided that the Construction Supervisor shall not have authority to give on behalf of the Owner any notice which the Owner may be entitled to give to cancel, repudiate or rescind the Shipbuilding Contract without the prior written consent of the Owner; and

(j)

to purchase all Buyer’s Supplies as agent of the Owner and supply and deliver the same together with all necessary specifications, plans, drawings, instruction books, manuals, test reports and certificates to the

Builder under Article …., and provide to the Owner a list of all such Buyer’s Supplies as soon as possible.

2.3	The Construction Supervisor shall discharge its responsibilities under this Clause as the Owner’s agent.
2.4

The costs of supplying and delivering Buyer’s Supplies pursuant to Article …. shall be reimbursed by the Owner on Delivery against supporting invoices from the Construction Supervisor which the Construction Supervisor shall supply to the Owner at the same time as the notice to be given pursuant to Clause 3(c)(i)

3.CONSTRUCTION SUPERVISOR’S DUTIES REGARDING CONSTRUCTION

The Construction Supervisor undertakes with the Owner with respect to the Shipbuilding Contract:

(a)	to notify the Owner in writing promptly on becoming aware of any likely change to any of the dates on which any installment under the Shipbuilding Contract is expected to be due;
(b)

to (i) notify the Owner in writing of the expected date on which the launching or, as the case may be, sea trials of the Vessel is or are to take place and (ii) promptly on the same day as the launching or, as the case may be, sea trials of the Vessel takes or take place to confirm that the launching or, as the case may be, sea trials of the Vessel has or have taken place and, where relevant, that the amount specified in such confirmation is due and payable;

(c)

to (i) advise the Owner in writing, four (4) Business Days prior to the date on which the delivery installment under the Shipbuilding Contract is anticipated to become due, of the times and amounts of payments to be made to the Builder under the Shipbuilding Contract and the amount due to the Construction Supervisor for Buyer’s Supplies and (ii) promptly confirm the same on the day on which such installment becomes due (and being the date the same is required to be paid to the account referred to in Article …., Paragraph …. of the Shipbuilding Contract);

(d)

not to accept the Vessel or delivery of the Vessel on the Owner’s behalf without the Owner’s prior written approval and unless the Construction Supervisor shall have previously certified to the Owner in writing, in the form of the certificate set out in Schedule 1 to this Agreement, that:

(i)	the Vessel has been duly completed and is ready for delivery to and acceptance by the Owner in or substantially in accordance with the Shipbuilding Contract and the Specifications and Plans;

(ii)

there is, to the best of the Construction Supervisor’s knowledge and belief having made due enquiry with the Builder, no lien or encumbrance on the Vessel other than the lien in favor of the Builder in respect of the delivery installment of the Contract Price due in accordance with Article ….;

(iii)	the Vessel is safe and undamaged; and

(iv)the Vessel is recommended for classification by the ……………. (and the Construction Supervisor shall attach to its certificate the provisionalcertificateof………….recommendingsuch classification of the Vessel or a duplicate or photocopy of such provisional certificate or otherwise provide evidence of such classification to the Owner);

(e)	on receipt thereof from the Builder promptly to deliver the documents specified in Article …., Paragraph …. to the Owner or as the Owner may direct; and
(f)	not without the prior written approval of the Owner to request of or agree with the Builder any material alterations, additions or modifications to the Vessel.

4.CONSTRUCTION SUPERVISOR’S GENERAL OBLIGATIONS

4.1	The Construction Supervisor undertakes to the Owner, with respect to the exercise and performance of its rights, powers and duties as the Owner’s representative under this Agreement, as follows:
(a)

it will well and faithfully serve the Owner as Owner’s agent and will at all times use its best endeavors to protect and promote all of the interests and the welfare of the Owner in relation to the Vessel including, without limitation, its design, construction, fitting out and purchase;

(b)

it will ensure the due and punctual observance and performance of all conditions, duties and obligations imposed on the Owner by the Shipbuilding Contract (other than to pay the Contract Price) and will not without the prior written consent of the Owner:

(i)	exercise any rights of the Owner to cancel, repudiate or rescind the Shipbuilding Contract; or
(ii)	waive, modify or suspend any provision of the Shipbuilding Contract if as a result of such waiver, modification or suspension the Owner will or may suffer any adverse consequences;

(c)	it will use its best endeavors to ensure the observance and performance by the Builder of all conditions, duties and obligations imposed on the Builder by the Shipbuilding Contract;
(d)

it will at its own expense keep all necessary and proper books, accounts, records and correspondence files relating to its duties and activities under this Agreement and shall send quarterly reports to the Owner concerning the progress of the design and construction of the Vessel and keep the Owner promptly informed of any deviations from the building program; and

(e)

it will ensure that any employee(s) of the Construction Supervisor appointed by the Construction Supervisor as representative(s) of the Construction Supervisor for the purpose of Article …. shall have appropriate technical qualifications and experience in relation to the construction of ships of the same type as the Vessel and shall be familiar with good international shipbuilding practices.

5.INSURANCE

The Construction Supervisor undertakes to keep its representatives at the Builder’s premises or on board the Vessel fully insured against all loss, damages or injuries incurred or suffered by any of them and agrees that the Owner shall not in any respect be liable or responsible for any loss or damage caused by any such persons to the Builder or the Builder’s equipment and the Construction Supervisor undertakes to keep its representatives, the Builder and the Owner fully and effectively indemnified against any liability, loss or claim for any such damage or injuries even to the extent that the same are not fully recovered under the terms of any policy or proceeds of insurance or were not caused by the gross negligence of the Builder or its employees, agents or sub-contractors.

6.FEES

In consideration of the performance of the duties assigned to the Construction Supervisor in this Agreement the Owner shall pay to the Construction Supervisor the sum of USD$850,000 for its total supervision costs in connection with the supervision of the construction of the Vessel, and any expenses incurred under the Shipbuilding Contract against presentation of supporting invoices from the Construction Supervisor which the Construction Supervisor shall supply to the Owner at the same time as the notice to be given pursuant to Clause 3(c)(i). The construction invoices from the Construction Supervisor which the Construction Supervisor shall supply to the supervision fee shall include all costs which are incurred by the Construction Supervisor in connection with the ordinary exercise and performance by the Construction Supervisor of the rights, powers and duties entrusted to it pursuant to this Agreement.

7.COMMENCEMENT - TERMINATION

This Agreement shall come into effect on …………………… and shall continue until delivery of the Vessel to the Owner by the Builder.

This Agreement may, however, be terminated with immediate effect by the Owner in the event that the Construction Supervisor is in material default of its obligations hereunder and/or in the event that the Shipbuilding Contract is cancelled or terminated. The Construction Supervisor shall in the event of immediate termination not be entitled to receive any payment in respect of the fees and other amounts described in Clause 6.

8.LIABILITIES

Neither the Owner nor the Construction Supervisor shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever beyond their control.

Without prejudice to the foregoing, the Construction Supervisor shall be under no liability whatsoever for any loss, damage, delay or expense of whatever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with detention of or delay of the Vessel) and however arising in the course of performance of its duties under this Agreement, unless the same is proved to have resulted solely from the negligence or willful misconduct of the Construction Supervisor.

9.EMPLOYEES

9.1

None of the employees and/or sub-contractors of the Construction Supervisor shall constitute, for the purposes of this Agreement, sub-agents of the Owner. The Construction Supervisor in its capacity as employer and contractor (and not in its capacity as agent for the Owner), shall (a) be responsible for the salaries, expenses and costs in respect of each of its employees and sub-contractors (not in its capacity as agent for the Owner) and (b) indemnify its employees and sub- contractors for any liabilities and losses incurred by such employees and sub- contractors. For the avoidance of doubt, the Owner shall not be liable for any liabilities, losses, costs or expenses incurred by the Construction Supervisor in its capacity as employer and contractor.

10.GOVERNING LAW - JURISDICTION

10.1	This Agreement shall be governed by and be construed in accordance with English law.
10.2

The Construction Supervisor agrees, for the benefit of the Owner, that any legal action or proceedings arising out of or in connection with this Agreement shall be brought in the English courts and hereby irrevocably and unconditionally submits to the jurisdiction of such courts. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

10.3	The Construction Supervisor agrees that the process by which any proceedings are begun under this Agreement may be served on it by being delivered in connection with any proceedings in England, to ………….. If this appointment ceases to be effective, the Construction Supervisor shall immediately appoint a further person in England to accept service of process on its behalf in England. Nothing contained herein shall affect the right to serve process in any other manner permitted by law.

11.COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

12.NOTICES

12.1	Every notice or other communication under this Agreement shall:
(a)	be in writing delivered personally or by first-class prepaid letter (airmail if available) or facsimile transmission or other means of telecommunication (other than telex) in permanent written form;
(b)

be deemed to have been received, in the case of a letter, when delivered personally or three (3) days after it has been put into the post and, in the case of a facsimile transmission or other means of telecommunication (other than telex) in permanent written form, at the time of dispatch (provided that if the date of dispatch is a Saturday or Sunday or a public holiday in the country of the addressee or if the time of dispatch is after the close of business in the country of the addressee it shall be deemed to have been received at the opening of business on the next day which is not a Saturday or Sunday or public holiday); and

(c)	be sent:
(i)	To the Construction Supervisor at: Danaos Shipping Co. Ltd

14 Akti Kondyli

185 45 Piraeus

Greece

Facsimile No.: +30 210 42 20 855

Attention: Legal Department

(ii)	To the Owner at:

Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Facsimile No.: +30 210 42 20 855

Attention: Legal Department

or to such other address and/or numbers for a party as is notified by such party to the other party under this Agreement.

12.2	Each communication and document made or delivered by one party to another pursuant to this Agreement shall be in the English language.

13.CONTRACT (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement has no right under the Contract (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

IN WITNESS of which this Agreement has been duly executed the day and year first before written.

For the Owner

For the Construction Supervisor

SCHEDULE 1

FORM OF CONSTRUCTION CERTIFICATE

[On the headed notepaper of the Construction Supervisor]

[Vessel Owner] (the “Owner”) [Address]

Facsimile: [   ] Attention: [   ]

Date:

Dear Sirs,

[Name of Builder] (the “Builder”), [Name of Vessel] (the “Vessel”)

We refer to the construction supervision agreement dated [          ] between the Owner and us (the “ Supervision Agreement”).

Words and expression defined in the Supervision Agreement (whether expressly or by incorporation by reference to another document) shall have the same meaning where used in this certificate.

We hereby certify, pursuant to Clause 3(d) of the Supervision Agreement, as follows:

(i)	the Vessel has been duly completed and is ready for delivery to and acceptance by the Owner in or substantially in accordance with the Shipbuilding Contract and the Specifications and Plans;
(ii)

there is, to the best of our knowledge and belief having made due enquiry with the Builder, no lien or encumbrance on the Vessel other than the lien in favor of the Builder in respect of the deliver installment of the Contract Price due in accordance with Article [ ];

(iii)	the Vessel is safe and undamaged; and
(iv)	the vessel is recommended for classification by [Name of the classification society] (the “Classification Society”).

With respect to paragraph (iv) above, please find attached to this certificate the provisional certificate of the Classification Society recommending such classification of the Vessel / a duplicate or photocopy of the provisional certificate of the Classification Society recommending such classification of the Vessel / the following evidence of the Classification Society’s recommendation of such classification of the Vessel [ ].

Yours faithfully

for and on behalf of

DANAOS SHIPPING COMPANY LIMITED

APPENDIX III

Restrictive Covenant Agreement

DANAOS CORPORATION,

DR. JOHN COUSTAS

- and -

DANAOS INVESTMENT LIMITED AS THE
TRUSTEE FOR THE 883 TRUST

AMENDED AND RESTATED RESTRICTIVE COVENANT AGREEMENT

THIS AMENDED AND RESTATED RESTRICTIVE COVENANT AGREEMENT is made on February 3, 2025,

BY AND BETWEEN:

1.	DANAOS CORPORATION, a Marshall Islands corporation (“DC”);
2.	DR. JOHN COUSTAS, in his individual capacity (“Dr. Coustas”); and
3.	DANAOS INVESTMENT LIMITED AS THE TRUSTEE FOR THE 883 TRUST (the “Coustas Family Trust” and, together with Dr. John Coustas, the “Coustas Entities”).

WHEREAS:

(A)

Pursuant to an Amended and Restated Management Agreement by and between DC and Danaos Shipping Company Limited, a Cypriot corporation (the “Manager”), made September 18, 2006 (the “2006 Management Agreement”), the Manager agreed to provide certain management services to DC on an exclusive basis, restrict certain competitive activities and grant a right of first refusal to DC to purchase its assets and properties upon the occurrence of certain events, all as described therein.

(B)

In connection with the 2006 Management Agreement, pursuant to a Restrictive Covenant Agreement by and between DC and the Coustas Entities, made September 18, 2006, the Coustas Entities provided certain non-competition covenants, all as described therein, which was amended and restated on August 10, 2018 and on April 1, 2021 (the latter, the “2021 Restrictive Covenant Agreement”).

(C)

Pursuant to a further Amended and Restated Management Agreement by and between DC and the Manager, dated on or around the date hereof, and as amended from time to time (the “Management Agreement”), and a Brokerage Services Agreement by and between DC and Danaos Chartering Services Inc. (the “Brokerage Company”), dated on or around the date hereof, and as amended from time to time (the “Brokerage Services Agreement”), the Manager and the Brokerage Company has each agreed to provide certain management services to DC on an exclusive basis, restrict certain competitive activities and grant a right of first refusal to DC to purchase its assets and properties upon the occurrence of certain events, all as described therein.

(D)

DC and the Coustas Entities desire to amend and restate the terms of the 2021 Restrictive Covenant Agreement and to adopt this Agreement to supersede and replace the 2021 Restrictive Covenant Agreement.

(E)	Each of the Coustas Entities directly or indirectly owns capital stock of the Manager and the Brokerage Company.
(F)

Dr. Coustas has entered into an executive employment agreement with DC (the “Employment Agreement”), pursuant to the terms of which Dr. Coustas has agreed to serve as Chief Executive Officer and President of DC.

(G)

DC wishes to continue to (i) limit the activities of Dr. Coustas, and the other Coustas Entities, on the terms and conditions set out in this Agreement to prohibit certain activities that may compete with the business of DC, (ii) ensure that the Coustas Entities collectively maintain ownership of at least 80% of the capital stock of the Manager and of the Brokerage Company and (iii) ensure that the Coustas Entities will not allow the Manager to violate certain of its obligations under the Management Agreement nor the Brokerage Company to violate certain of its obligations under the Brokerage Services Agreement.

NOW, THEREFORE, in consideration of the terms and conditions set forth below, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

1.INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:
(a)	“Board of Directors” means the board of directors of DC as the same may be constituted from time to time.
(b)	“Change of Control Release Event” shall mean the occurrence of any of the following:
(i)

Dr John Coustas ceases to be both the Chief Executive Officer of DC and a director of DC unless this is due to his death or disability and, in such case, a replacement person is appointed by DC’s board of directors; or

(ii)

any group of (a) the existing members of the board of directors of DC as at the date of this Agreement and (b) any directors appointed following nomination by the existing board of directors, does not comprise a majority of the board of directors of DC; or

(iii)	any one or more persons (who are not members of the Coustas Family) acting in concert controls DC.

For the purposes of this definition, acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in DC by any of them, either directly or indirectly, to obtain or consolidate control of DC.

(c)	“Change of Control Release” shall bear the meaning given to such term in Section 7.1 below.
(d)	“Containership” means any ocean-going vessel that is intended to be used primarily to transport containers or is being used to primarily transport containers.
(e)	“Danaos Group” means, at any time, DC and its subsidiaries at such time and “member of the Group” shall be construed accordingly.
(f)	“Drybulk Carrier” means any ocean-going vessel that is intended to be used primarily to transport non-liquid cargoes of commodities shipped in an unpackaged state.
(g)

“Independent Directors” means those members of the Board of Directors that qualify as independent directors within the meaning of Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934 and the listing criteria of the New York Stock Exchange.

1.2	The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.
1.3	All the terms of this Agreement, whether or not so expressed, shall be binding upon the parties hereto and their respective successors and assigns.
1.4	Unless the context otherwise requires, words in the singular include the plural and vice versa.

2.ACKNOWLEDGEMENT AND REPRESENTATION

2.1	Each of the Coustas Entities acknowledges he or it has received and reviewed the Management Agreement and the Brokerage Services Agreement.

2.2

Each of the Coustas Entities hereby represents and warrants that as of the date of this Agreement, collectively the Coustas Entities (a) own at least 80% of the capital stock of the Manager and (b) hold at least 80% of the voting power of the outstanding capital stock of the Manager considered for this purpose as a single class.

2.3

Each of the Coustas Entities hereby represents and warrants that as of the date of this Agreement, collectively the Coustas Entities (a) own at least 80% of the capital stock of the Brokerage Company and (b) hold at least 80% of the voting power of the outstanding capital stock of the Brokerage Company, considered for this purpose as a single class.

3.NON-COMPETITION

Subject to Section 7 below:

3.1

during the term of the Management Agreement or the Brokerage Services Agreement, including any subsequent term thereunder, and for a period of one (1) year from the date of actual termination of each such agreement, the Coustas Entities shall not, subject to Section 3.2 hereof, directly or indirectly, engage in (a) the ownership or operation of Containerships of larger than 2,500 TEUs, (b) the ownership or operation of any Drybulk Carriers or (c) the acquisition of or investment in any business involved in the ownership or operation of Containerships of larger than 2,500 TEUs or Drybulk Carriers; and

3.2

notwithstanding the foregoing, if a majority of the Independent Directors declines to pursue any opportunity for the benefit of DC or any of its subsidiaries (a) to acquire or invest in any business involved in the ownership or operation of Containerships of larger than 2,500 TEUs or Drybulk Carriers or (b) to acquire a Containership of larger than 2,500 TEUs or a Drybulk Carrier, then any Coustas Entity (or any (i) current or future beneficiaries of the Coustas

Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) shall be permitted, directly or indirectly, to acquire any such Containership or Drybulk Carrier or acquire or invest in any such business; provided that, such acquisition or investment is completed (x) no later than the four-month anniversary of the date on which the Independent Directors declined to pursue such acquisition or investment and (y) on terms no more favorable to the acquiring or investing, as the case may be, party than those offered to DC and declined by the Independent Directors.

For the avoidance of doubt, nothing in this Agreement shall be construed to restrict the ability of any Coustas Entity (or any (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) to acquire or invest in any vessel other than Containerships of larger than 2,500 TEUs or Drybulk Carriers.

4.MANAGEMENT SERVICES

Subject to Section 7 below:

4.1

during the term of the Management Agreement or the Brokerage Services Agreement, including any subsequent terms thereunder, Dr. Coustas shall not personally provide, or establish, advise or assist any entity providing, crewing, technical, administrative or general vessel management services substantially similar to those the Manager provides under the Management Agreement or substantially similar to the commercial, chartering or brokerage services the Brokerage Company provides under the Brokerage Agreement, to any owner and operator of Containerships of larger than 2,500 TEUs or Drybulk Carriers, other than members of the Danaos Group and Palmosa Shipping Corporation and its subsidiaries without receiving the prior written approval of a majority of the Independent Directors;

4.2

during the term of the Management Agreement or the Brokerage Services Agreement, including any subsequent term thereunder, none of the Coustas Entities shall, directly or indirectly, own any interest in any entity which provides crewing, technical, administrative or general vessel management services substantially similar to those the Manager provides under the Management Agreement or substantially similar to the commercial, chartering or brokerage services the Brokerage Company provides under the Brokerage Agreement, to any owner and operator of Containerships of larger than 2,500 TEUs or Drybulk Carriers, other than members of the Danaos Group and Palmosa Shipping Corporation and its subsidiaries, without receiving the prior written approval of a majority of the Independent Directors; and

4.3

the restrictions set forth in Sections 4.1 and 4.2 hereof shall not apply with respect to Containerships larger than 2,500 TEUs, Drybulk Carriers or entities which any Coustas Entity (or any (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) acquires or invests in pursuant to Section 3.2 hereof.

5.CONTROL OF MANAGER AND BROKERAGE COMPANY

5.1

Unless expressly permitted by a majority of the Independent Directors, during the term of (1) the Management Agreement, the Coustas Entities will at all times, directly or indirectly, collectively (a) own at least 80% of the outstanding capital stock of the Manager and (b) hold at least 80% of the voting power of the outstanding capital stock of the Manager, considered for this purpose as a single class and (2) the Brokerage Services Agreement, the Coustas Entities will at all times, directly or indirectly, collectively (a) own at least 80% of the outstanding capital stock of the Brokerage Company and (b) hold at least 80% of the voting power of the outstanding capital stock of the Brokerage Company, considered for this purpose as a single class.

5.2

Each of the Coustas Entities hereby agrees to offer and, if such offer is accepted by DC, to sell the capital stock of the Manager and the Brokerage Company, as applicable, owned by it to DC at the then fair market value of such capital stock if the provision set forth in Section 5.1 hereof is breached.

5.3

For the avoidance of doubt, DC acknowledges that (a) the restriction set forth in Section 5.1 hereof shall not be construed so as to limit transfers of capital stock of the Manager or the Brokerage Company to (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities and (b) any such transfers shall not trigger DC’s purchase right pursuant to Section 5.2 hereof; provided that any such transferee agrees to be bound by the restrictions set forth herein (including, without limitation, in Sections 3 and 4 hereof) pursuant to an agreement acceptable in form and substance to a majority of the Independent Directors.

6.COVENANT COMPLIANCE OF MANAGER AND BROKERAGE COMPANY

6.1

The Coustas Entities shall not allow the Manager to violate the covenants contained in Section 4.14, Section 9.4 and Sections 12.1 through 12.5 of the Management Agreement, and will cause the Manager to observe the right of first refusal requirement set forth in Section 12.3 of the Management Agreement.

6.2

The Coustas Entities shall not allow the Brokerage Company to violate the covenants contained in Section 4.9, Section 7.4 and Sections 9.1 through 9.5 of the Brokerage Services Agreement, and will cause the Brokerage Company to observe the right of first refusal requirement set forth in Section 9.3 of the Brokerage Services Agreement.

7.CHANGE OF CONTROL RELEASE

7.1

Section 3 and Section 4 hereof shall terminate and cease to apply if a Change of Control Release Event occurs as a result of matters not within the control of the Coustas Entities (a “Change of Control Release”).

8.NOTICES

8.1

All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a business day to a party at its respective address set forth below:

Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Chief Financial Officer

Fax: +30 210 419 6489

Dr. John Coustas

c/o Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Dr. John Coustas

Danaos Investment Limited as the Trustee for the 883 Trust

c/o Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Dr. John Coustas

Fax: +30 210 422 0855

9.APPLICABLE LAW AND JURISDICTION

9.1	This Agreement shall be governed by, and construed in accordance with, the laws of England.

10.ARBITRATION

10.1

All disputes arising out of this Agreement shall be arbitrated in London in the following manner. One arbitrator is to be appointed by DC, a second by the Coustas Entities and a third by the two so chosen. Their decision or that of any two of the arbitrators shall be final and, for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

10.2

In the event that DC or the Coustas Entities shall state a dispute and designate an arbitrator, in writing, the other party shall have twenty (20) business days to designate its own arbitrator. Upon failure to do so, the arbitrator appointed by the other party can conduct the arbitration and render an award hereunder.

10.3

Until such time as the arbitrators finally close the hearings, either of DC or the Coustas Entities shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

10.4

The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Section 10 may include costs, including a reasonable allowance for attorneys’ fees, and judgments may be entered upon any award made herein in any court having jurisdiction.

11.MISCELLANEOUS

11.1

This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto, with the exception of the Management Agreement and the Brokerage Services Agreement. This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

11.2

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement is adjudicated to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus adjudicated as invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudications is made.

This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS whereof the undersigned have executed this Agreement as of the date first above written.

SIGNED by EVANGELOS CHATZIS for and on behalf of DANAOS CORPORATION

Name: Evangelos Chatzis
Title: Chief Financial Officer

SIGNED BY
DR. JOHN COUSTAS

Dr. John Coustas

SIGNED by EVANGELOS CHATZIS for and on behalf of DANAOS INVESTMENT LIMITED AS THE TRUSTEE FOR THE 883 TRUST

Name: Evangelos Chatzis
Title: Director

SIGNED BY DIMITRIS CHARKOPLIAS for and on behalf of DANAOS INVESTMENT LIMITED AS THE TRUSTEE FOR THE 883 TRUST

Name: Dimitris Charkoplias
Title: Director